

May 26, 2011

Via E-mail
William H. McGill Jr.
Chairman of the Board and Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North, Suite 300
Clearwater, Florida 33764

> **Re:** **MarineMax, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 10, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **December 31, 2010 and March 31, 2011**
> **Filed February 8, 2011 and May 2, 2011, respectively**
> **File No. 001-14173**

Dear Mr. McGill:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Robert S. Kant
       Greenberg Traurig LLP